

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAIL STOP 3561

January 7, 2010

Mr. Zenggang Wang
China 3C Group
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

      Re: **China 3C Group**
            Form 10-K
            Filed April 15, 2009
            Form 10-K/A
            Filed December 28, 2009
            File No. 000-28767

Dear Mr. Wang:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Assistant Director

Cc: Angela Dowd
Fax: (646) 514-2919